UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Thomas ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	93,362
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 93,362 shares Aggregated price: N/A
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Thomas ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of LTIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 10,809 Price: n/a	Volume: 4,483 Price: £7.8874 per share Aggregated price: £35,359	Volume: 6,326 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: - see 4 (c) above Aggregated price: - see 4 (c) above
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

Sale of shares to cover tax withholding obligations

Due to an administrative error, insufficient shares were sold to satisfy tax following the vesting of Mr ap Simon's Management Incentive Plan (MIP) award/s on 31 March 2022; therefore 2,017 additional shares were sold on 4 May 2022 to fully settle his tax liability, pursuant to the MIP rules.  Mr ap Simon retains all vested shares from this award not sold to settle tax obligations.

The following table sets out the number of shares that were sold on 4 May 2022 and notified to the Company the same day, at the price shown in the fourth column below.

Name of Director / PDMR	Title	Shares sold to discharge tax liabilities	Sale price per share ($)
Thomas ap Simon	President - Virtual Learning	2,017	$9.84

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Thomas ap Simon
2	Reason for the notification
a)	Position/status	President - Virtual Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Management Incentive Plan award
c)	Price(s) and volume(s)	Volume: 2,017 ADRs Price: $9.84 per ADR
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 2,017 ADRs Aggregated price: $19,847
e)	Date of the transaction	4 May 2022
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	155,067
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 155,067 shares Aggregated price: N/A
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of LTIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 18,128 Price: n/a	Volume: 8,064 Price: £7.8874 per share Aggregated price: £63,604	Volume: 10,064 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: - see 4 (c) above Aggregated price: - see 4 (c) above
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

Sale of shares to cover tax withholding obligations

Due to an administrative error, insufficient shares were sold to satisfy tax following the vesting of Mr Bozik's Management Incentive Plan (MIP) award/s on 31 March 2022; therefore 11,000 additional shares were sold on 4 May 2022 to fully settle his tax liability, pursuant to the MIP rules.  Mr Bozik retains all vested shares from this award not sold to settle tax obligations.

The following table sets out the number of shares that were sold on 4 May 2022 and notified to the Company the same day, at the price shown in the fourth column below.

Name of Director / PDMR	Title	Shares sold to discharge tax liabilities	Sale price per share ($)
Timothy Bozik	President - Higher Education	11,000	$9.8635

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Sale of shares to cover tax liabilities arising from vesting of Management Incentive Plan award
c)	Price(s) and volume(s)	Volume: 11,000 ADRs Price: $9.8635 per ADR
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 11,000 ADRs Aggregated price: $108,499
e)	Date of the transaction	4 May 2022
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Timothy Bozik
2	Reason for the notification
a)	Position/status	President - Higher Education
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		(i) $10.02 per ADR (ii) $10.015 per ADR (iii) $10.01 per ADR (iv) $10.03 per ADR (v) $10.02 per ADR (vi) $10.0303 per ADR	(i) 5,227 ADRs (ii) 100 ADRs (iii) 12,849 ADRs (iv) 8,892 ADRs (v) 6,985 ADRs (vi) 2,300 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 36,353 ADRs Aggregated price: $364,240.68
e)	Date of the transaction	All transactions are as at 6 May 2022
f)	Place of the transaction	New York Stock Exchange (NYSE)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President - English Language Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	149,083
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 149,083 shares Aggregated price: N/A
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Giovanni Giovannelli
2	Reason for the notification
a)	Position/status	President - English Language Learning
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction]; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc
	Identification code	ISIN: GB0006776081
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of LTIP award	Sale of ordinary shares to cover tax liability
		Volume: 18,935 Price: n/a	Volume: 1,875 Price: £7.8874 per share Aggregated price: £14,789
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: - see 4 (c) above Aggregated price: - see 4 (c) above
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Howells
2	Reason for the notification
a)	Position/status	President - Workforce Skills
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	92,375
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 92,375 shares Aggregated price: N/A
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Michael Howells
2	Reason for the notification
a)	Position/status	President - Workforce Skills
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction]; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc
	Identification code	ISIN: GB0006776081
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of LTIP award	Sale of ordinary shares to cover tax liability
		Volume: 9,318 Price: n/a	Volume: 4,510 Price: £7.8874 per share Aggregated price: £35,572
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: - see 4 (c) above Aggregated price: - see 4 (c) above
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Arthur Valentine
2	Reason for the notification
a)	Position/status	President - Assessment & Qualifications
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Grant of restricted shares awarded under the Long-Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	85,456
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 85,456 shares Aggregated price: N/A
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Arthur Valentine
2	Reason for the notification
a)	Position/status	President - Assessment & Qualifications
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25 pence each in Pearson plc		American Depositary Receipts (ADRs), each representing one ordinary share of 25 pence, in Pearson plc
	Identification code	ISIN: GB0006776081		ISIN: US7050151056
b)	Nature of the transaction	Release of ordinary shares following release of share award under the Company's Long-Term Incentive Plan (LTIP) and sale of shares to cover tax liabilities arising from vesting share awards
c)	Price(s) and volume(s)	Release of ordinary Shares following release of LTIP award	Sale of ordinary shares to cover tax liability	Conversion of residual ordinary shares to ADRs
		Volume: 2,446 Price: n/a	Volume: 672 Price: £7.8874 per share Aggregated price: £5,300	Volume: 1,774 Price: n/a
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: see 4 (c) above Aggregated price: see 4 (c) above
e)	Date of the transaction	3 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)		New York Stock Exchange (NYSE)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 5 May 2022
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary